Exhibit (b)

October 24, 2002

Stake Technology Ltd.
2838 Highway #7
Norval, Ontario
L0P 1K0

Attention:    Mr. Steve Bromley

Dear Sirs:

Re: Credit Facility—Offer of Finance to Stake Technology Ltd.

Bank of Montreal and Harris Trust and Savings Bank are pleased to offer Stake Technology credit facilities subject to the terms and conditions set forth in the attached Committed Term Sheets. The offer of financing constituted by the attached term sheets is open for acceptance by the execution and return of a duplicate copy of this letter by October 25, 2002, after which date the offer of financing will expire and the attached letter shall be of no further force or effect. Please note that upon acceptance, a fee of US$100,000.00 will be due and payable.

Yours truly,

BANK OF MONTREAL		HARRIS TRUST & SAVINGS BANK

Per:	/s/ GORDON CARD	Per:	/s/ MICHAEL LAURIE
	Gordon Card Senior Manager		Michael Laurie Name Vice-President

Acknowledged and Accepted this 25th day of October, 2002

STAKE TECHNOLOGY LTD.

Per:	/s/ JEREMY N. KENDALL
Jeremy N. Kendall

Per:	/s/ STEVEN R. BROMLEY
Steven R. Bromley

SUMMARY OF TERMS AND CONDITIONS
TENDER FACILITY

Borrower:	Stake Acquisition Corp. (“Acquisition Co”) and/or Sunrich Foodgroup, Inc. (“Sunrich”).

Currency:	U.S. dollars.

Tender Facility:
Up to $17 million which will be available for (i) the purchase of common shares (the “Shares”) of Targetco acquired pursuant to a cash take-over bid (the “Offer”) and related circular (the “Circular”) to be made in respect of Targetco and subject to a maximum of $2.50 per share; and (ii) for the payment of interest, fees and expenses associated with the Tender Facility.

Lenders:	Bank of Montreal (“BMO”) and Harris Trust and Savings Bank (“Harris”), collectively the “Bank” or “Lenders”.

BMO $8.5 million (through BMO’s Chicago office)

Harris $8.5 million

Sources and Uses:	(in millions of dollars)

Sources		Uses
17	Tender Facility	28	Shares of Targetco
1	Targetco options	1	Acquisition costs
5	Claridge debenture
6	Cash

29		29

Expiry of Offer:	The Tender Facility must be accepted by the Borrower within 2 business days from receipt of a committed term sheet (the “Acceptance Date”), failing which the Tender Facility shall expire.

Availability:
The Offer must be made no later than 10 business days after the date on which a commitment of the Lender to provide the Tender Facility has been accepted by the Borrower, failing which the commitment for the Tender Facility shall expire.

An initial drawdown shall be made no later than 45 days after the date of the Offer. If the initial drawdown does not take place within this 45 day period, the Tender Facility shall expire at this time unless the period is extended through the mutual agreement of the Borrower and the Bank. Voluntary reductions of the Tender Facility will be permitted (following completion of the Offer) and subject to the Borrower maintaining a sufficient reserve (as determined by the Bank) for the payment of interest, fees, transaction costs and payment of tendered shares.

Maturity:
The Tender Facility will mature and be repaid on the earlier of (i) 60 days after the initial drawdown (unless extended in writing at the Bank’s sole discretion); or (ii) the date (“Combination Date”) on which

Targetco becomes a subsidiary of the Borrower (the “Combination”). Any dividends from stock purchased under the Tender Facility will be used to repay advances under the Tender Facility when the dividends are received.

Repayment:	Proceeds of refinancing (refer to attached Merger Facilities) or sale of stock of Targetco.

Interest Rates/Fees:	Availability applicable to the Tender Facility, at the Borrower’s option, will be subject to the following interest rates and stamping fees:

1) Direct Advances: BMO U.S. Base Rate or Harris Prime Rate plus 1.0% per annum, and/or

2) LIBOR plus 200 basis points (“bps”) per annum.

BMO U.S. Base Rate or Harris Prime Rate means the floating annual rate of interest established from time to time by the Bank as the base rate it will use to determine rates of interest on U.S. Dollar loans to customers in the United States and designated as BMO U.S. Base Rate or Harris Prime Rate. Interest on U.S. Base Rate/Prime Rate loans is payable monthly in arrears.

LIBOR is the rate of interest per annum at which deposits in United States dollars for the applicable interest period and amount are offered to the Bank in the London Interbank Market. Interest payable on LIBOR advances will be based on a 360 day year and will be due at the end of each applicable LIBOR interest period but not less frequently than quarterly. The Borrower will be entitled to select LIBOR loans for terms up to i) 45 days or ii) maturity of the Facility, subject to availability, and provided that the term of the LIBOR loan does not expire after the stated maturity date or any demand for payment. Minimum draws of $1,000,000 with multiples of $100,000.

Initial Fees:	The Initial Fees will be payable as follows:

(i) US$100,000, payable upon acceptance of a commitment.

(ii) US$185,000, payable upon initial drawdown of the Tender Facility.

Standby Fee:	50 bps per annum on the daily undrawn balance of the Tender Facility commencing on the Acceptance Date, payable monthly in arrears.

Security:
Security shall consist of a pledge of (i) all of the purchased Shares, and (ii) a guarantee from Stake Technology Ltd. (iii) a share in all security that is currently granted by Sunrich, Stake Technology and any of its other subsidiaries to the Bank. Such documentation, registration and other security as deemed appropriate by the Bank’s counsel.

Cancellation:
Any undrawn amount of the Tender Facility (and commitment reductions) may be canceled by the Borrower without penalty provided remaining funds/availability are sufficient to effect the Offer. Any reduction in the commitment amount will not affect amounts paid (owing) under Initial Fees payable.

Conditions Precedent to Initial Drawdown:
Usual and customary for transactions of this type, all of which must be fulfilled to the satisfaction of the Bank (and its counsel where appropriate). The conditions precedent shall include, without limitation, accuracy of representations and warranties; absence of material adverse litigation; absence of defaults (including Stake Technology or any of its subsidiaries) or material adverse changes; evidence of authority; receipt of fees and expenses (including legal); satisfactory legal opinions; compliance with applicable law; rules and regulations; environmental issues; the perfection of any security interests granted and receipt of necessary consents and approvals; execution of credit agreement and related documents and shall also include, in respect of the initial borrowing, without limitation:

	1.	Satisfactory completion of due diligence pertaining to the assets, liabilities, businesses, operating conditions, prospects and the debt servicing capacity of the Borrower and Targetco;

2.
Satisfaction with all terms and conditions of (including the maximum cash price per Share to be paid), and the documentation for, the Offer including the Circular, tax and accounting aspects, and the ownership, organizational, legal and capital structure of the Borrower following the Share purchase and the Combination;

3.
Satisfactory consummation of the Offer/Circular, including satisfaction of all of the conditions precedent specified in the Offer/Circular, and (i) deposit under the Offer of such number of Shares as are required by the Borrower to ensure successful completion of an amalgamation pursuant to the appropriate regulatory acts, (ii) all relevant filings shall have been made in respect of the Offer/Circular and the Share purchase, and (iii) all trustee arrangements are in place;

	4.	A minimum of US$6 million in cash resources of the Borrower and/or Stake Technology Ltd. (“Stake”) has been contributed to the purchase of the Shares;

5.
A minimum of US$5 million in cash from a Convertible Debenture subscribed to by Claridge has been contributed to the purchase of the Shares. The Lenders must be satisfied with the terms and conditions of the debenture including a) conversion to common equity of the Borrower if not repaid as scheduled, and b) no repayments will be permitted unless the Borrower meets the December 31, 2003 year end financial projections presented to the Lenders as part of this transaction. A second charge on the Opta head office may secure the debenture;

	6.	The Board of Directors of both Stake and the Targetco have approved the acquisition;

	7.	The Board of Directors/senior management of the Targetco have agreed in writing to maintain a minimum of US$7 million in cash balances throughout the merger process.

	8.	Receipt of satisfactory pro forma consolidated financial statements sheet of the Borrowers and their subsidiaries after giving effect to the Combination;

9.
Receipt of satisfactory financial projections from the Borrowers and their subsidiaries for the years 2003, 2004 and 2005, prepared in good faith and based upon reasonable assumptions and consistent with the Borrowers’ due diligence review;

	10.	Acceptance of the Merger Facilities.

Representation and Warranties:
Usual and customary for transactions of this type, including, without limitation (having application to the Borrower, including Targetco following completion of the Combination) (i) corporate status; (ii) corporate power and authority/enforceability; (iii) no material violation of law or contracts or organizational documents; (iv) no material litigation; (v) correctness of specified financial statements and no material adverse change; (vi) no required governmental or third party approvals (except as have been obtained and which are in full force and effect); (vii) use of proceeds; (viii) material environmental matters; and (ix) priority of security interests.

Covenants:
Usual and customary for transactions of this type, including, without limitation (having application to the Borrower and Stake, including Targetco following completion of the Combination), (i) delivery of financial statements and other reports; (ii) compliance certificates; (iii) notices of default, material litigation and material governmental and environmental proceedings; (iv) compliance with laws and maintenance of permits; (v) payment of taxes; (vi) maintenance of insurance; (vii) prohibition on liens (subject to permitted encumbrances as per the existing loan agreement between the Bank and the Borrower and Stake (the “Loan Agreement”)); (viii) prohibitions on mergers and consolidations (ix) limitations on the sale of assets (excluding asset sales to be made in connection with the acquisition) as per the Loan Agreement; (x) prohibitions on incurrence of debt and guarantees as per the Loan Agreement; (xi) prohibition on dividends, stock redemptions and other distributions; (xii) limitations on equity issuances by Targetco once the Borrower has achieved control of Targetco; (xiii) limitations on material investments; (xiv) limitations on capital expenditures by Targetco once the Borrower has achieved control of Targetco; (xv) prohibition on any business other than businesses carried on by the Borrower and Targetco (when applicable) and their subsidiaries as at the date of the Offer, and (xvi) Borrower will undertake to use its reasonable best efforts to effect the Combination.

Events of Default:
Those typical for financings of this type and any additional ones appropriate in the context of the proposed transaction, including, without limitation, failure to obtain minority shareholders in favour of the

Combination, change of control and cross defaults to other indebtedness and specified material agreements of both the Borrower and Targetco, subject to appropriate cure periods.

Protective Provisions:	The credit agreement shall include standard protective provisions for such matters as funding losses, capital adequacy, illegality and taxes (other than withholding tax).

Governing Law:	State of Illinois.

Expenses:
All legal and other out-of-pocket expenses incurred by the Bank in connection with the preparation and execution of a committed term sheet or the credit agreement and the security (including enforcement thereof) and other loan documentation (expenses relating to the Tender Facility shall be for the account of the Borrower, whether or not this transaction is consummated).

Indemnification:
Standard indemnification by the Borrower of the Bank extending to all claims, losses or liabilities including, without limitation, those relating to environmental matters and in connection with the acquisition.

Counsel for Lenders:	Chapman and Cutler.